TSX | NYSE: AKG

www.asanko.com

PRESS RELEASE

ASANKO GOLD AMENDS DEBT REPAYMENT SCHEDULE IN PREPARATION FOR PHASE 2A INVESTMENT DECISION

Highlights:

- Terms agreed to amend the repayment schedule on the existing US$150 million debt facility
- Principal repayments deferred by two years to July 1, 2018
- No other changes to the existing debt facility terms or offtake agreement
- Revised repayment profile frees up an additional US$70 million in cash flow over two years for planned growth projects

Vancouver, British Columbia, May 19, 2016 – Asanko Gold Inc. ("Asanko" or the "Company") (TSX, NYSE MKT: AKG) is pleased to announce it has agreed terms with RK Mine Finance ("Red Kite") to amend its existing US$150 million loan facility and defer repayment of the principal for two years to enable the Company to re-invest in its growth projects and increase production at its flagship project, the Asanko Gold Mine in Ghana, West Africa.

Phase 1 of the Asanko Gold Mine is in production and expected to produce an annual average of 190,000 ounces of gold per year over a 12.5 year life-of-mine. On May 2, 2016 the Company elaborated on the scope of a Definitive Feasibility Study which is currently being undertaken to examine the expansion of the Asanko Gold Mine in two further stages. The first stage, Phase 2A, envisions capital expenditures of US$100-$125 million to expand production to approximately 280,000 ounces of gold per year by Q4 2018. The Company's ability to fully fund this expansion from cash flow from operations is now significantly enhanced by this US$70 million deferral of principal repayments on its US$150 million debt facility.

Peter Breese, President and CEO, said: *"Prudent financial discipline and deployment of capital has always been an integral component of our strategy. The deferral of the principal repayments on the Red Kite debt by two years will enable us to further strengthen our balance sheet ahead of an investment decision on Phase 2A in Q4 2016.*

Red Kite have been very supportive of our growth strategy and recognize that Phase 2A offers value accretive growth by increasing production by approximately 47% to 280,000 ounces per annum in 2018 whilst lowering unit costs and improving profit margins."

With the loan amendment, the first principal repayment will now be payable on July 1, 2018 after which the facility will be amortized over nine equal quarterly instalments, with the last payment on July 1, 2020. The Company will continue to pay quarterly interest on the loan facility during the principal deferral period with the first interest payment on July 1, 2016. There are no other changes to either the existing debt facility terms or the offtake agreement. A deferral fee of 2% of the loan principal is payable by June 30, 2016.

An amendment to the existing Senior Facilities Agreement is expected to be completed in the coming weeks and will be filed on SEDAR as a material Company document.

Enquiries:
For further information please visit: www.asanko.com, email: info@asanko.com or contact:

Alex Buck - Manager, Investor and Media Relations
Toll-Free (N.America): 1-855-246-7341
Telephone: +44-7932-740-452
Email: alex.buck@asanko.com

Wayne Drier - Executive, Corporate Development
Telephone: +1-778-729-0614
Email: wayne.drier@asanko.com

About RK Mine Finance
RK Mine Finance provides mining companies with project financing and metal off-take agreements for initiation or expansion of mine production and is part of the Red Kite group. Red Kite operates across the global metals industry from offices in Bermuda, Hong Kong, London, New York, Shanghai and Toronto. Investors in Red Kite funds include college endowments, foundations, family offices, pensions and other institutional investors. Further information on RK Mine Finance can be found at www.rkminefinance.com.

About Asanko Gold Inc.
Asanko's vision is to become a mid-tier gold mining company that maximizes value for all its stakeholders. The Company's flagship project is the multi-million ounce Asanko Gold Mine located in Ghana, West Africa. The mine is being developed in phases. Phase 1 was built within budget and ahead of schedule, with gold production commencing in January 2016 and commercial production declared on April 1, 2016. Ramp-up to steady-state production of 190,000 ounces per annum is expected in Q2 2016.

Asanko is managed by highly skilled and successful technical, operational and financial professionals. The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities.

Forward-Looking and other Cautionary Information
This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained metals, possible future mining, exploration and development activities, are forward-looking statements.

The foregoing parameters for a Phase 2 mine expansion are preliminary estimates and projections only. Feasibility work has not progressed to the point where the Company has ascertained whether a Phase 2 project will prove economically feasible in its currently posited form or for any other form of mine model or plan. No estimated net present value or internal rate of return or sensitivity analysis around the project economics has been calculated at this time.

Although the Company believes the forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, the timely renewal of key permits, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.